UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58797/ October 16, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13227

In the Matter of :	
:	
RAMSIN PRODUCT :	
DEVELOPMENT, INC., :	ORDER MAKING FINDINGS AND
RAYCOMM TRANSWORLD :	REVOKING REGISTRATIONS
INDUSTRIES, INC., :	BY DEFAULT
RDC INTERNATIONAL, INC., :	
REALAX SOFTWARE AG, :	
RECLAIM, INC., and :	
RED BELL BREWING CO. :	

SUMMARY

        This Order revokes the registrations of the registered securities of Respondents Ramsin Product Development, Inc., Raycomm Transworld Industries, Inc., RDC International, Inc., Realax Software AG, ReClaim, Inc., and Red Bell Brewing Co. (collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on September 22, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. All Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on or before October 2, 2008.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to

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[1] Each was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Ramsin Product Development, Inc., CIK No. 1044123,[2] is a New York corporation located in Rochester, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended April 30, 2002, which reported a net loss of $30,563 for the prior three months.

Raycomm Transworld Industries, Inc., CIK No. 82213, is a void Delaware corporation located in Manalapan, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993, which reported a net loss of $381,000 for the prior three months.

RDC International, Inc., CIK No. 1107343, is a dissolved Florida corporation located in Sarasota, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2004, which reported a net loss of over $13 million since the company's inception on September 8, 1999.

Realax Software AG, CIK No. 1049897, is a German corporation located in Karlsruhe, Germany, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[4] for the period ended December 31, 1999, which reported a net loss of over $1 million for the prior twelve months.

ReClaim, Inc., CIK No. 832149, is a void Delaware corporation located in Milan, Italy, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1995, which reported a net loss of over $2.29 million for the prior nine months.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

[4] An annual report on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10-K, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here].

Red Bell Brewing Co., CIK No. 1129615, is a Pennsylvania corporation located in Philadelphia, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $2.4 million for the prior three months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16.

IV. SANCTION

Revocation of the registrations of the securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Ramsin Product Development, Inc., is REVOKED;

the REGISTRATION of the registered securities of Raycomm Transworld Industries, Inc., is REVOKED;

the REGISTRATION of the registered securities of RDC International, Inc., is REVOKED;

the REGISTRATION of the registered securities of Realax Software AG is REVOKED;

the REGISTRATION of the registered securities of ReClaim, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Red Bell Brewing Co. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge